                                                                    Exhibit 99.1


                        BE SEMICONDUCTOR INDUSTRIES N.V.
                     QUARTERLY REPORT FOR THE QUARTER ENDED
                                 MARCH 31, 2006


                                      INDEX

PART I.  FINANCIAL INFORMATION...............................................  1

   ITEM 1 - UNAUDITED  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS...........  1

   ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
              AND RESULTS OF OPERATIONS...................................... 10

PART II.  OTHER INFORMATION.................................................. 19

   ITEM 1 - LEGAL PROCEEDINGS................................................ 19

   ITEM 1A - RISK FACTORS.................................................... 19

   ITEM 2 - UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS...... 26

   ITEM 3 - DEFAULTS UPON SENIOR SECURITIES.................................. 26

   ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.............. 26

   ITEM 5 - OTHER INFORMATION................................................ 27

   ITEM 6 - EXHIBITS......................................................... 27

PART I. FINANCIAL INFORMATION

ITEM 1 - UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                        BE SEMICONDUCTOR INDUSTRIES N.V.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
             (Amounts in thousands, except share and per share data)

-----------------------------------------------------------------------------------------------------------------
                                                                                    Three Months Ended March 31,

                                                                -------------------------------------------------
                                                                           2005              2006           2006
                                                                           EURO              EURO         USD(1)
                                                                    (unaudited)       (unaudited)    (unaudited)
-----------------------------------------------------------------------------------------------------------------
Net sales.................................................               36,637            44,528         54,053
Cost of sales.............................................               26,371            27,475         33,352
                                                                -------------------------------------------------
Gross profit .............................................               10,266            17,053         20,701

Selling, general and administrative expenses..............                9,223             9,972         12,105
Research and development expenses.........................                5,299             4,364          5,297
Restructuring release.....................................                   --              (240)          (291)
Amortization of intangible assets.........................                1,223               755            917

                                                                -------------------------------------------------
Total operating expenses..................................               15,745            14,851         18,028

Operating income (loss)...................................               (5,479)            2,202          2,673
Interest expense, net.....................................                 (572)             (746)          (906)

                                                                -------------------------------------------------
Income (loss) before taxes and minority interest..........               (6,051)            1,456          1,767
Income tax (benefit)......................................               (1,513)              398            483
                                                                -------------------------------------------------
Income (loss) before minority interest....................               (4,538)            1,058          1,284

Minority interest.........................................                    6               (21)           (25)

                                                                -------------------------------------------------
Net income (loss).........................................               (4,532)            1,037          1,259
=================================================================================================================

Net income (loss) per share - basic and diluted
- basic...................................................                (0.14)             0.03           0.04
- diluted.................................................                (0.14)             0.03           0.04

Weighted average number of shares used in computing per
share amounts:
- basic...................................................           32,642,553        32,738,208     32,738,208
- diluted.................................................           32,642,553        32,817,704     32,817,704
-----------------------------------------------------------------------------------------------------------------

(1) See Note 1 of "Notes to Unaudited Condensed Consolidated Financial Statements".





        See accompanying notes to these unaudited condensed consolidated financial statements.

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                           CONSOLIDATED BALANCE SHEETS
                             (Amounts in thousands)

----------------------------------------------------------------------------------------------------------------
                                                               December 31, 2005          March 31, 2006
                                                              --------------------------------------------------
                                                                           EURO             EURO         USD(1)
                                                                                     (unaudited)    (unaudited)
----------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents.....................................           72,950           74,493         90,427
Accounts receivable...........................................           31,456           36,728         44,584
Inventories...................................................           53,779           56,365         68,422
Other current assets..........................................           12,737           15,049         18,268

                                                                 -----------------------------------------------
TOTAL CURRENT ASSETS..........................................          170,922          182,635        221,701

Property, plant and equipment.................................           40,398           39,278         47,680
Goodwill......................................................           68,864           68,631         83,311
Other intangible assets.......................................           14,619           13,806         16,759
Other non-current assets......................................            6,233            6,340          7,696

                                                                 -----------------------------------------------
TOTAL ASSETS..................................................          301,036          310,690        377,147
================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Notes payable to banks....................................                5,693            3,914          4,751
Current portion of long-term debt and capital leases......               15,457           16,974         20,605
Accounts payable..........................................               14,916           19,447         23,607
Accrued liabilities.......................................               17,663           18,376         22,306

                                                                 -----------------------------------------------
TOTAL CURRENT LIABILITIES.................................               53,729           58,711         71,269

Long-term debt and capital leases.........................               15,636           19,287         23,413
Convertible Notes.........................................               46,000           46,000         55,839
Deferred tax liabilities..................................                  821              892          1,083
Other non-current liabilities.............................                3,261            3,320          4,030

                                                                 -----------------------------------------------
TOTAL NON-CURRENT LIABILITIES.............................               65,718           69,499         84,365

MINORITY INTEREST.........................................                  178              195            237

TOTAL SHAREHOLDERS' EQUITY................................              181,411          182,285        221,276

                                                                 -----------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY................              301,036          310,690        377,147
================================================================================================================

(1) See Note 1 of "Notes to Unaudited Condensed Consolidated Financial Statements".



        See accompanying notes to these unaudited condensed consolidated financial statements.

                        BE SEMICONDUCTOR INDUSTRIES N.V.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)

----------------------------------------------------------------------------------------------------------------------
                                                                                   Three Months Ended March 31,
                                                                               2005             2006             2006
                                                                               EURO             EURO           USD(1)
                                                                        (unaudited)      (unaudited)      (unaudited)
----------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)...............................................             (4,532)           1,037            1,259
Adjustments  to  reconcile  net loss to net cash  provided by (used
   in) operating activities:
Depreciation of property, plant and equipment                                 1,430            1,329            1,613
Amortization of intangible assets...............................              1,223              755              917
Deferred income tax benefits....................................                (51)            (138)            (167)
Loss (gain) on disposal of equipment............................                 95              (20)             (24)
Translation of debt in foreign currency.........................                (31)             198              240
Minority interest...............................................                 (6)              21               25
Amortization of debt issuance cost..............................                 --               85              103
Share based payments............................................                 --               40               49

Effects of changes in assets and liabilities:
Decrease (increase) in accounts receivable......................              1,020           (5,405)          (6,561)
Decrease (increase) in inventories..............................              2,669           (2,819)          (3,422)
Increase in other current assets                                               (924)          (2,186)          (2,654)
Increase (decrease) in accrued liabilities......................             (3,674)             981            1,191
Increase (decrease) in accounts payable.........................             (5,172)           4,591            5,573

                                                                    --------------------------------------------------
Net cash used in operating activities...........................             (7,953)          (1,531)          (1,858)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures............................................             (3,631)            (530)            (643)
Proceeds from sale of property and equipment....................                137              239              290
Acquisition of subsidiaries, net of cash acquired...............            (61,800)              --

                                                                    --------------------------------------------------
Net cash used in investing activities...........................            (65,294)            (291)            (353)

CASH FLOW FROM FINANCING ACTIVITIES:
Payments of bank lines of credit................................             (3,910)          (1,731)          (2,101)
Payments on long-term debt and capital leases...................             (4,797)            (793)            (963)
Proceeds from long-term debt and capital leases.................              4,338            6,009            7,294
Proceeds from issuance of convertible notes, net of expenses ...             43,717               --               --

                                                                    --------------------------------------------------
Net cash provided by financing activities.......................             39,348            3,485            4,230

Net increase (decrease) in cash and cash equivalents............            (33,899)           1,663            2,019
Effect of changes in exchange rates on cash
   and cash equivalents.........................................                316             (120)            (146)
Cash and cash equivalents at beginning of the period............            106,573           72,950           88,554
                                                                    --------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD..................             72,990           74,493           90,427
----------------------------------------------------------------------------------------------------------------------


(1) See Note 1 of "Notes to Unaudited Condensed Consolidated Financial Statements".





        See accompanying notes to these unaudited condensed consolidated financial statements.

                        BE SEMICONDUCTOR INDUSTRIES N.V.

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1.   UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited condensed consolidated financial statements have been prepared by BE Semiconductor Industries N.V. ("the Company") without audit and reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position and the results of operations of the Company for the interim periods presented. The statements have been prepared in accordance with the regulations of the United States Securities and Exchange Commission (the "SEC"), but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). These unaudited condensed consolidated financial statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2005. The results of operations for the three month period ended March 31, 2006 are not necessarily indicative of the results to be expected for the year ended December 31, 2006 or any other period.

     The accompanying unaudited condensed consolidated financial statements are, solely for the convenience of the reader, also translated into US dollars ("USD" or "US$") using the noon buying rate (rounded) in New York City for cable transactions in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on March 31, 2006 (EURO
     1.00 = US $1.2139). Such translations should not be construed as representations that the Euro amounts could be converted into US dollars at the rate indicated or at any other rate.

     All euro and U.S. dollar amounts are expressed in thousands, unless otherwise stated.

     The Company is engaged in one line of business, the design, manufacture, marketing and servicing of assembly equipment for the semiconductor industry's back-end assembly operations. Therefore, the Company reports its financial results for only one segment, in accordance with U.S. GAAP.

2.   ACQUISITION OF DATACON

     On January 4, 2005, the Company acquired all of the outstanding ordinary shares of Datacon Technology GmbH (formerly Datacon AG) ("Datacon") for total consideration of EURO 76.0 million, of which EURO 65.0 million was paid in cash and EURO 7.6 million through the issuance of 1,933,842 ordinary shares of the Company. Acquisition costs incurred by the Company amounted to EURO 3.4 million. The results of Datacon are included in the Company's consolidated financial statements from January 4, 2005, the date of acquisition. The acquisition was accounted for using the purchase method of accounting. The purchase price, including acquisition costs, was allocated as follows:

      -------------------------------------------------------------------------
      (In thousands)                                                       EURO
      -------------------------------------------------------------------------

      Net tangible assets                                                13,113
      Patents                                                               297
      Customer relationships                                              6,083
      Product backlog                                                       719
      Goodwill                                                           55,813
                                                                   ------------
                                                                         76,025
      =========================================================================

     Net deferred taxes of EURO 1.2 million were recognized in connection with this acquisition.

3.   SHARES OUTSTANDING

     As of December 31, 2005 and March 31, 2006, the Company's authorized capital consisted of 80,000,000 ordinary shares, nominal value EURO 0.91 per share, and 80,000,000 preference shares, nominal value EURO 0.91 per share. At December 31, 2005 and March 31, 2006, 32,736,502 and 32,758,430
     ordinary shares were outstanding, respectively. No preference shares were outstanding at December 31, 2005 or March 31, 2006.

4.   INVENTORIES

     Inventories consist of:

     ---------------------------------------------------------------------------
                                                   December 31,       March 31,
                                                           2005            2006
                                                           EURO            EURO
     ---------------------------------------------------------------------------

     Raw materials...............................        19,583          19,438
     Work in progress............................        28,218          30,464
     Finished goods..............................         5,978           6,463

                                                 -------------------------------
                                                         53,779          56,365
     ===========================================================================

5.   GOODWILL, PATENTS AND TRADEMARKS

     The following table shows the Company's goodwill and other intangible assets at December 31, 2005 and March 31, 2006:

     ---------------------------------------------------------------------------
                                                   December 31,       March 31,
                                                           2005            2006
                                                           EURO            EURO
     ---------------------------------------------------------------------------
     Non amortizable:
     Goodwill....................................        68,864          68,631

     Amortizable:
     Patents.....................................         8,674           8,008
     Trademarks..................................           369             348
     Customer relationships......................         5,576           5,450

                                                 -------------------------------
                                                         83,483          82,437
     ===========================================================================

     The amounts referenced in the preceding table are presented net of accumulated amortization of EURO 35.3 million at December 31, 2005 and EURO 35.9 million at March 31, 2006.


6.   WARRANTY PROVISION

     A summary of activity in the warranty provision is as follows:

     --------------------------------------------------------------------------
                                                              2005         2006
                                                              EURO         EURO
     --------------------------------------------------------------------------

     Balance at January 1,                                   2,578        2,597
     Addition due to acquisition of subsidiary                 415           --
     Provision for loss on warranty                            359          807
     Cost for warranty                                        (615)        (725)
     Foreign currency translation                               20          (10)

                                                         ----------------------
     Balance at March 31,                                    2,757        2,669
     ==========================================================================

7.   RESTRUCTURING RESERVE

     In December 2004, as part of the Company's plan to address the downturn in the semiconductor industry and to reduce its cost structure through the transfer of certain production activities from high cost to low cost manufacturing regions, the Company announced a restructuring of its operations focused principally on a workforce reduction at the Company's Dutch packaging and tooling manufacturing operations in Duiven and Brunssum, the Netherlands. As part of the restructuring the Company terminated 81 employees which amounted to approximately 10% of the Company's total fixed headcount worldwide at that time. In addition, as part of the restructuring the Company phased out approximately 50 temporary workers at its Duiven facility. A component of the restructuring was the closing of the Compnay's tooling facility in Brunssum, the Netherlands in the first half of 2005. The Company recorded a restructuring charge of EURO 5.6 million in the fourth quarter ended December 31, 2004 to cover the estimated costs of these workforce reductions.

     In May 2005, the Company announced the further consolidation and integration of its Fico packaging and tooling manufacturing operations in Duiven, the Netherlands. The consolidation involved the termination of 32 employees in the third quarter of 2005 and the integration of production and administrative personnel at the Company's Duiven facility. The Company recorded a restructuring charge of EURO 1.7 million in the second quarter of 2005 to cover the estimated costs of this workforce reduction.

     In the fourth quarter of 2005, the Company terminated 14 employees at its Datacon subsidiary in Berlin, Germany in an effort to improve the efficiency of its die bonding operations. The Company recorded a restructuring charge of EURO 0.4 million in the fourth quarter of 2005 to cover the estimated costs of this workforce reduction.

     Changes in the restructuring reserve in the first quarter of 2005 and first quarter of 2006 were as follows:

     --------------------------------------------------------------------------
     (Euro in thousands)                                      2005        2006
     --------------------------------------------------------------------------

     Balance at January 1,                                   5,820         764
     Additions (release)                                        --        (240)
     Cash payments                                          (2,948)       (233)

                                                        -----------------------
     Balance at March 31,                                    2,872         291
     --------------------------------------------------------------------------

     The charges associated with the workforce reduction announced in May 2005 included severance and other benefits for approximately 32 employees in the Netherlands. The charges associated with the workforce reduction in the fourth quarter of 2005 at Datacon included severance and other benefits for 14 employees. Total remaining cash outlays for the restructuring activities announced at the end of 2004 and in 2005 are expected to be EURO 0.2 million which the Company expects will be paid mostly during the first half of 2006.

8.   CONVERTIBLE NOTES

     In January 2005, the Company issued EURO 46 million principal amount of convertible notes due 2012 (the "Notes"). The Notes carry an interest rate of 5.5% per annum, payable semi-annually on January 28 and July 28 of each year. The Notes initially convert into ordinary shares at a conversion price of EURO 5.1250. The Notes are scheduled to be repaid at maturity at a price of 100% of their principal amount plus accrued and unpaid interest. If the Notes are not converted, the Company may redeem the outstanding Notes at their principal amount at any time after the date beginning four years from the date of issue, subject to the market price of the Company's ordinary shares exceeding 130% of the then effective conversion price.

     The Notes were offered to institutional investors in the Netherlands and internationally to professional investors through an international private placement. Listing of the Notes on the official segment of the Stock Market of Euronext Amsterdam N.V. took place on January 28, 2005.

     The fees incurred for the issuance of the Notes of EURO 2.4 million are included as debt issuance costs in other non-current assets in the Company's consolidated balance sheet as of March 31, 2006 and are amortized using the interest method as interest cost over the expected life of the Notes.

9.   EARNINGS (LOSS) PER SHARE

     The shares used in the computation of the Company's basic and diluted net income (loss) per ordinary share are as follows:

     ------------------------------------------------------------------------------------------------------
                                                                                  Three Months Ended
                                                                                       March 31,
                                                                           --------------------------------
                                                                                    2005               2006
                                                                           --------------------------------

     Average shares outstanding at beginning of the period .............      30,794,660         32,736,502
     Weighted average shares issued during the period ..................       1,847,893                 --
     Weighted average shares reissued from treasury shares for the
     vesting of performance stock awards ...............................              --              1,706

                                                                           --------------------------------
     Average shares outstanding - basic ................................      32,642,553        32,738,208

     Dilutive shares contingently issuable upon the exercise of share
     options and the vesting of performance stock awards ...............              --            235,605
     Shares assumed to have been repurchased for treasury with assumed
     proceeds from the exercise of share options .......................              --           (156,109)

                                                                           --------------------------------
     Average shares outstanding - assuming dilution ....................      32,642,553         32,817,704
     ======================================================================================================


     Average shares outstanding, assuming dilution, include the incremental effect of ordinary shares that could be issued upon the exercise of outstanding stock options and performance stock awards. For the three-month period ended March 31, 2005, all options to purchase ordinary shares were excluded from the calculation of diluted net loss per share, as the effect would be anti-dilutive due to the Company's loss for that period. For the three-month period ended March 31, 2006, 968,089 options to purchase ordinary shares were excluded from the calculation of diluted net income per share, because the exercise prices of these options to purchase ordinary shares were greater than or equal to the average share price for the period, and therefore their inclusion would have been anti-dilutive.

     These options to purchase ordinary shares could be dilutive in the future if the average share price increases and is greater than the exercise price of these options to purchase ordinary shares.

     For each of the three-month periods ended March 31, 2005 and March 31, 2006, the impact of the potential dilution of the 8,975,610 ordinary shares issuable upon the conversion of the Notes was excluded from the calculation of diluted net income (loss) per ordinary share as the effect would be anti-dilutive.

10.  COMPREHENSIVE INCOME (LOSS)

     Other comprehensive income (loss) items include gains and losses that, under U.S. GAAP, are excluded from net income (loss) and are reflected as a component of shareholders' equity. Comprehensive income (loss) includes items such as foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on marketable securities classified as available-for-sale. The Company's components of comprehensive income (loss) for the three-month period ended March 31, 2005 and March 31, 2006 were net income (loss) and foreign currency translation adjustments. Those components were as follows:

     ---------------------------------------------------------------------------------------------------
                                                                            Three months ended March 31,
                                                          ----------------------------------------------
                                                                2005              2006              2006
                                                                EURO              EURO               USD
     ---------------------------------------------------------------------------------------------------

     Net income (loss)....................................    (4,532)            1,037             1,259
     Other comprehensive income (loss):
       Foreign currency translation adjustment............       624              (206)             (250)

                                                          ----------------------------------------------
     Comprehensive income (loss)..........................    (3,908)              831             1,009
     ===================================================================================================

11.  SHARE BASED COMPENSATION PLANS

     In 1995, the Company established the BE Semiconductor Industries Incentive Plan 1995 (the "Incentive Plan 1995"). The Company granted 1,101,236 options to purchase ordinary shares ("1995 Plan Shares") under the Incentive Plan 1995. During the years from 1995 to 2001, the Company made awards under the Incentive Plan 1995 to all of its employees, including its executive officers and senior employees. Options granted between 1999 and 2001 are fully vested and have exercise prices that were equal to the market price of the Company's ordinary shares on the date of grant. The Incentive Plan 1995 expired in 2001.

     In 2001, the Company established the BE Semiconductor Industries Incentive Plan 2001 - 2005 (the "Incentive Plan 2001"). The Company granted 700,183 options to purchase ordinary shares ("2001 Plan Shares") under the Incentive Plan 2001. Until 2004, the Company made awards under the Incentive Plan 2001 to all of its employees, including its executive officers and senior employees. Options granted from 2002 through 2004 are fully vested and have exercise prices that were equal to the market price of the Company's ordinary shares on the date of grant. The Incentive Plan 2001 expired in 2005.

     In 2005, the Company established the BE Semiconductor Industries Incentive Plan 2005 - 2009 (the "Incentive Plan 2005"). The total number of ordinary shares ("2005 Plan Shares") that the Company may issue under the Incentive Plan 2005 may not exceed 1.5% of the total number of ordinary shares outstanding in the applicable fiscal year, subject to adjustments for share splits, share dividends, recapitalizations and similar events. The 2005 Plan Shares may consist, in whole or in part, of unauthorized and unissued ordinary shares or treasury shares. The Company has, and anticipates that it will continue on an annual basis, to make annual and conditional performance stock awards under the Incentive Plan 2005 to supervisory board members, executive officers and senior employees of the Company. These awards can be made in the form of annual awards which constitute the right to receive ordinary shares of the Company based on defined targets ("Annual PSA Units") or conditional awards which constitute the right to receive ordinary shares of the Company based on individual achievement of defined goals ("Conditional PSA Units"). One third of the performance stock awards will vest annually in each of the three years following the date of grant.

     Prior to January 1, 2006, the Company measured compensation expense for its employee equity-based compensation plans using the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations. As the exercise price of all options granted under these plans was not below the fair market price of the underlying common stock on the grant date, no equity-based compensation cost was recognized in the consolidated condensed statements of operations under the intrinsic value method.

     On December 2004, the Financial Accounting Standards Board ("FASB"), issued SFAS No. 123 (revised 2004), Share Based Payment, or SFAS No 123R, which is a revision of Statement No. 123, Accounting for Stock-Based Compensation, or SFA No. 123. SFAS No. 123R supersedes APB No. 25 and amends SFAS No. 95, Statement of Cash Flows. Under SFAS No. 123R, companies must calculate and record in the statements of operations the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. On January 1, 2006, the Company adopted SFAS No. 123R, using the modified prospective transition method. Using the modified prospective transition method of adopting SFAS 132(R), the Company began recognizing compensation expense for equity-based awards granted after January 1, 2006 plus unvested awards granted prior to January 1, 2006. Under this method of implementation, no restatement of prior periods has been made.

     Options granted to standard employees under the Incentive Plan 1995 and the Incentive Plan 2001 receive variable accounting treatment due to the cash settlement provisions of the plans. All other options granted by the Company under the Incentive Plan 1995 and Incentive Plan 2001 to its executive officers and senior employees receive fixed accounting treatment. For the stock options granted between 2001 and 2004 that receive variable accounting treatment, an amount of EURO 21, net of tax, was recognized as compensation cost based on the market value of the Company's ordinary shares for the quarter ended March 31, 2006. As of March 31, 2006, there were outstanding options to purchase an aggregate of 946,743 ordinary shares at a weighted average exercise price of EURO 9.82 per share which receive fixed accounting treatment. As of March 31, 2006, 173,106 options to purchase ordinary shares that are subject to variable accounting treatment were outstanding at a weighted average exercise price of EURO
     7.14 per share.

     For the performance stock awards granted in 2005 and 2006, an amount of EURO 28, net of tax, was recognized as compensation cost in the quarter ended March 31, 2006 for Annual and Conditional PSA Units based on the market value of the Company's ordinary shares on the date of grant.

12.  SEGMENT DATA

     The Company is engaged in one line of business, the design, manufacture, marketing and servicing of assembly equipment for the semiconductor industry.

     In accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, or SFAS 131, the Company's chief operating decision-maker has been identified as the President and Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company. All material operating units qualify for aggregation under SFAS 131 due to their identical customer base and similarities in: economic characteristics; nature of products and services; and procurement, manufacturing and distribution processes. Since the Company operates in one segment and in one group of similar products and services, all financial segment and product line information required by SFAS 131 can be found in the unaudited condensed consolidated financial statements.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this report contains certain forward-looking statements as that term is defined in the Private Litigation Securities Reform Act of 1995. For this purpose, any statements herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, any estimates of future business or financial results constitute forward looking statements and any statements including those containing the words "believes", "anticipates", "plans", "expects", "intends", "forecasts" and similar expressions are intended to identify forward-looking statements. These forward-looking statements represent the expectations of management as of the date of the submission of this report. Actual results could differ materially from those anticipated by the forward-looking statements due to a number of important factors, including the risks and uncertainties faced by us which are described elsewhere in this report and in other documents we have submitted to the United States Securities and Exchange Commission. You should consider carefully each of these risks and uncertainties in evaluating our financial condition and results of operations. While we may elect to update the forward-looking statements we specifically disclaim any obligation to do so, even if our expectations change.

OVERVIEW

We design, develop, manufacture, market and service assembly equipment for the semiconductor industry's back-end operations.

Our net sales and results of operations depend in significant part on the level of capital expenditures by semiconductor manufacturers, which in turn depends on the current and anticipated market demand for semiconductors and for products utilizing semiconductors. Demand for semiconductor devices and expenditures for the equipment required to assemble semiconductors is cyclical, depending in large part on levels of demand worldwide for computing and peripheral equipment, telecommunications devices and automotive and industrial components, as well as the production capacity of global semiconductor manufacturers. Historically, as demand for these devices has increased, semiconductor manufacturers have sought to increase their capacity by increasing the number of wafer fabrication facilities and equipment production lines, and installing equipment that incorporates new technology to increase the number of semiconductor devices and the amount of computing power per semiconductor device. As demand increases, semiconductor prices also typically increase. Conversely, if the additional capacity outstrips the demand for semiconductor devices, manufacturers historically cancel or defer additional equipment purchases. Under such circumstances, semiconductor prices typically fall.

Capital expenditures by our customers for semiconductor manufacturing equipment depend on the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry has suffered significant economic downturns at various times in the past. These downturns have involved periods of production overcapacity, oversupply, reduced prices and lower net sales, and have regularly been associated with substantial reductions in capital expenditures for semiconductor facilities and equipment. Due to the lead times associated with the production of semiconductor equipment, a fall or rise in the level of sales of semiconductor equipment typically lags any downturn or recovery in the semiconductor market by approximately nine to twelve months. The cyclicality of the semiconductor industry has had, and is expected to continue to have, a direct effect on our net sales, results of operations and backlog. Downturns in the industry can be severe and protracted and any such downturn would adversely affect our net sales, results of operations and backlog. Our results of operations historically have fluctuated significantly, both on an annual and quarterly basis, depending on overall levels of global semiconductor demand and the specific production requirements of our principal customers.

Our sales are generated primarily by shipments to the Asian manufacturing operations of leading United States and European semiconductor manufacturers and, to a lesser extent, Korean and other Asian manufacturers and subcontractors. Most of our principal competitors on a worldwide basis are Japanese entities, which historically have dominated the Japanese market, because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited.

Our sales to specific customers tend to vary significantly from year to year depending on our customers' capital expenditure budgets, new product introductions, production capacity and packaging requirements. For the quarter ended March 31, 2006, Infineon accounted for more than 10% of our net sales. For the quarter ended March 31, 2005, Infineon and STMicroelectronics each accounted for more than 10% of our net sales. In addition, we derive a substantial portion of our sales from products that have an average selling price in excess of EURO 300,000 and that have significant lead times between the initial order and delivery of the product. The timing and recognition of revenue from customer orders can cause significant fluctuations in operating results from quarter to quarter.

EVALUATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements, which are included elsewhere in this report and which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, for interim periods. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Areas where significant judgments are made include, but are not limited to, revenue recognition, inventories, long-lived assets and goodwill and intangible assets. Actual results could differ materially from these estimates.

For a more detailed explanation of our critical accounting policies and estimates, please refer to "Evaluation of Critical Accounting Policies and Estimates" included in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2005. Since December 31, 2005, there have been no material changes to our critical accounting policies and estimates.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2006 COMPARED TO THREE MONTHS ENDED MARCH 31, 2005

-----------------------------------------------------------------------------------------------------------------------------
(amounts in thousands,  except share and per share                                 THREE MONTHS ENDED MARCH 31,
data)
                                                                        2005                               2006
                                                                        EURO                               EURO
                                                                 (UNAUDITED)              %         (UNAUDITED)            %
-----------------------------------------------------------------------------------------------------------------------------

Net sales.................................................            36,637          100.0              44,528        100.0
Cost of sales.............................................            26,371           72.0              27,475         61.7

                                                       ----------------------------------------------------------------------
Gross profit .............................................            10,266           28.0              17,053         38.3

Selling, general and administrative expenses    ..........             9,223           25.2               9,972         22.4
Research and development expenses                                      5,299           14.5               4,364          9.8
Restructuring release.....................................                --             --                (240)        (0.5)
Amortization of intangible assets                                      1,223            3.3                 755          1.7

                                                       ----------------------------------------------------------------------
Total operating expenses..................................            15,745           43.0              14,851         33.4

Operating income (loss)...................................            (5,479)         (15.0)              2,202          5.0
Interest expense, net.....................................              (572)          (1.5)               (746)        (1.7)

                                                       ----------------------------------------------------------------------
Income (loss) before taxes and minority interest..........            (6,051)         (16.5)              1,456          3.3
Income tax expense (benefit)..............................            (1,513)          (4.1)                398          0.9

                                                       ----------------------------------------------------------------------
Income (loss) before minority interest....................            (4,538)         (12.4)              1,058          2.4

Minority interest.........................................                 6             --                 (21)        (0.1)

                                                       ----------------------------------------------------------------------
Net income (loss).........................................            (4,532)         (12.4)              1,037          2.3
=============================================================================================================================

Net income (loss)  per share
-   Basic................................................               (0.14)                              0.03
-   Diluted..............................................               (0.14)                              0.03

Number of shares used in calculating loss per share:
-   Basic................................................          32,642,553                         32,738,208
-   Diluted..............................................          32,642,553                         32,817,704
-----------------------------------------------------------------------------------------------------------------------------

THREE MONTHS ENDED MARCH 31, 2006 COMPARED TO THREE MONTHS ENDED MARCH 31, 2005.

ACQUISITION OF DATACON

On January 4, 2005, we acquired all of the outstanding ordinary shares of Datacon for total consideration of EURO 76.0 million, of which EURO 65.0 million was paid in cash and EURO 7.6 million through the issuance of 1,933,842 ordinary shares. In connection with the transaction, we recorded purchase accounting adjustments, including goodwill, in an amount equal to EURO 55.8 million, which will not be amortized, but will continue to be evaluated in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets", and EURO 7.1 million of other intangible assets that are being amortized annually over their respective estimated useful lives. Furthermore, in accordance with purchase accounting rules, on the opening balance sheet we made an upward adjustment of Datacon's inventories by EURO 3.3 million to reflect their estimated fair value resulting in an increase in our cost of sales by EURO 3.3 million in 2005. This upward adjustment was fully amortized in our fiscal year ended December 31, 2005. The results of Datacon are included in our financial statements from the date of acquisition.

NET SALES

Our net sales consist of sales of die sorting systems, or die sorting equipment, flip chip and multi-chip die bonding systems, or die bonding equipment, molding, trim and form integration and singulation systems, or packaging equipment, and plating systems, or plating equipment.

As a result of the Datacon acquisition, we changed our presentation of net sales to better reflect our business strategy and to better communicate the financial development of our operations. We now present our net sales based on assembly process and end use customer application as opposed to a disclosure by individual product line. We analyze our net sales and gross margins for our leadframe assembly applications and array connect assembly applications as set forth in the table presented below. In the leadframe category, we include molding and trim form systems made by Fico in the Netherlands, Malaysia and China and plating equipment made by Meco in the Netherlands. In the array connect category, we include flip chip and multi-chip die bonding products made by Datacon in Austria and Hungary, die sorting and flip chip die bonding products made in the United States by Laurier and singulation and certain molding products made by Fico in the Netherlands.

Our net sales per end use customer application for the quarters ended March 31, 2005 and 2006, respectively, were as follows:

-----------------------------------------------------------------------------------------------------
(Euro in million)                                     Three Months Ended March 31,           % change
                                                2005                          2006               2006
                                                                                          compared to
                                                                                                 2005
-----------------------------------------------------------------------------------------------------

Array connect                     22.1         60.4%           29.1          65.4%              31.7%
Leadframes                        14.5         39.6%           15.4          34.6%               6.2%

                                       --------------------------------------------------------------
Total net sales                   36.6        100.0%           44.5         100.0%              21.6%
-----------------------------------------------------------------------------------------------------


Our net sales increased by 21.6% from EURO 36.6 million in the first quarter of 2005 to EURO 44.5 million in the first quarter of 2006. The increase in net sales in the first quarter of 2006 as compared to the first quarter of 2005 was due primarily to an increase in net sales of 31.7% for our array connect applications, mainly singulation systems and die sorting systems. Equipment sales for leadframe applications increased by 6.2% in the first quarter of 2006 as compared to the first quarter of 2005, mainly trim and form integration systems.

BACKLOG

Backlog increased by 26.8% from EURO 56.8 million at December 31, 2005 to EURO
72.0 million at March 31, 2006. From December 31, 2005 to March 31, 2006, backlog increased by 15.9% for array connect applications and 61.5% for leadframe applications, primarily plating systems.

New equipment orders for the first quarter of 2006 amounted to EURO 59.7 million as compared to (i) EURO 40.3 million in the first quarter of 2005, an increase of 48.1% and (ii) EURO 49.0 million in the fourth quarter of 2005, an increase of 21.8%. The increase in bookings in the first quarter of 2006 as compared to the first quarter of 2005 was due to an increase in bookings of 30.0% for array connect applications and 88.1% for leadframe applications, mainly plating systems. The increase in bookings in the first quarter of 2006 as compared to the fourth quarter of 2005 was due primarily to an acceleration of certain systems orders into the first quarter of 2006 that had been anticipated to be received in the second and third quarters of 2006. Furthermore, customers accelerated equipment expenditures in the first quarter of 2006 to add incremental assembly production capabilities, particularly for leadframe applications, which we believe is the result of increased demand for wireless applications and personal computing devices and higher capacity utilization rates at customer production facilities

Our book-to-bill ratio, which is computed by dividing bookings by billings, was
1.34 for the first quarter of 2006 as compared to a book-to-bill ratio of 1.10 for the first quarter of 2005 and 1.03 for the fourth quarter of 2005.

We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

GROSS PROFIT

Cost of sales includes materials, purchased components and subassemblies from subcontractors, direct labor and manufacturing overhead. It also includes costs relating to the pre-production and customization of new equipment once a product has advanced beyond the prototype stage. Changes in cost of sales typically lag changes in net sales due to our manufacturing lead times.

Our gross profit as a percentage of net sales per end use customer application for the quarters ended March 31, 2005 and 2006, respectively, were as follows:

------------------------------------------------------------------------------------------------------------------
                                                                                      Three Months Ended March 31,
                                                                                 2005                         2006
------------------------------------------------------------------------------------------------------------------

Array connect                                                                   35.4%                        39.8%
Leadframes                                                                      31.7%                        35.5%
Fair value adjustment in the opening balance sheet
of Datacon                                                                      (5.9)%                         --

                                                      ------------------------------------------------------------
Gross profit as a percentage of net sales                                       28.0%                        38.3%
==================================================================================================================


Gross profit increased by 66.0% from EURO 10.3 million in the first quarter of 2005 to EURO 17.1 million in the first quarter of 2006. Cost of sales for the first quarter of 2005 included a EURO 2.1 million purchase accounting adjustment relating to an upward fair value inventory adjustment in the opening balance sheet of Datacon. As a percentage of net sales, gross profit increased from 28.0% in the first quarter of 2005 to 38.3% in the first quarter of 2006 primarily due to the 2005 purchase accounting adjustment which adversely affected the first quarter 2005 margin by 5.9%. To a lesser extent, gross margins also increased due to better efficiencies realized in the sale of array connect applications, particular our singulation systems and better efficiencies realized in the sale of leadframe products, particular our plating, trim and form and molding systems.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of expenses related to sales of products and services, administrative and other corporate level expenses not related to the production of products and all expenses associated with ongoing customer support.

Selling, general and administrative expenses increased by 8.7% from EURO 9.2 million in the first quarter of 2005 to EURO 10.0 million in the first quarter of 2006, mainly due to efforts resulting in increased net sales. As a percentage of net sales, selling, general and administrative expenses decreased from 25.2% in the first quarter of 2005 to 22.4% in the first quarter of 2006 primarily due to the benefits of restructuring efforts that occurred during 2005.

RESEARCH AND DEVELOPMENT EXPENSES

Our research and development spending patterns vary each year depending on the system produced and the new product development cycle per array connect and leadframe application. In general, as research and development expenses do not include pre-production and customization costs, which are included as cost of sales, our research and development expenses decrease as products move from prototype development to production and final customer acceptance.

Research and development expenses decreased by 17.0% from EURO 5.3 million in the first quarter of 2005 to EURO 4.4 million in the first quarter of 2006, mainly due to lower research and development expenses for die bonding equipment and trim and form systems. As a percentage of net sales, research and development expenses were 14.5% and 9.8% in the first quarters of 2005 and 2006, respectively.

RESTRUCTURING CHARGES

In December 2004, as part of our plan to address the downturn in the semiconductor industry and to reduce our cost structure through the transfer of certain production activities from high cost to low cost manufacturing regions, we announced a restructuring of our operations focused principally on a workforce reduction at our Dutch packaging and tooling manufacturing operations in Duiven and Brunssum, the Netherlands. As part of the restructuring we terminated 81 employees, or approximately 10% of the total fixed headcount worldwide at that time. In addition, as part of the restructuring we phased out approximately 50 temporary workers at our Duiven facility. A component of the restructuring was the closing of our tooling facility in Brunssum, the Netherlands in the first half of 2005. We recorded a restructuring charge of EURO 5.6 million in the fourth quarter ended December 31, 2004 to cover the estimated costs of our workforce reductions.

In May 2005, we announced the further consolidation and integration of our Fico packaging and tooling manufacturing operations in Duiven, the Netherlands. The consolidation involved the termination of 32 employees in the third quarter of 2005 and the integration of production and administrative personnel at our Duiven facility. We recorded a restructuring charge of EURO 1.7 million in the second quarter of 2005 to cover the estimated costs of this workforce reduction.

In the fourth quarter of 2005, we terminated 14 employees at our Datacon subsidiary in Berlin, Germany in an effort to improve the efficiency of our die bonding operations. We recorded a restructuring charge of EURO 0.4 million in the fourth quarter of 2005 to cover the estimated costs of this workforce reduction.

Changes in the restructuring reserve in the year ended December 31, 2005 and first quarter of 2006 were as follows:

--------------------------------------------------------------------------------------------------
(Euro in thousands)                                                          2005             2006
--------------------------------------------------------------------------------------------------

Balance at January 1,                                                       5,820              764
Additions (release)                                                         2,231            (240)
Cash payments                                                              (7,287)            (233)

                                                                     -----------------------------
Balance at December 31, 2005 and March 31, 2006 respectively                  764              291
==================================================================================================

The charges associated with the workforce reduction announced in May 2005 included severance and other benefits for approximately 32 employees in the Netherlands. The charges associated with the workforce reduction in the fourth quarter of 2005 at Datacon included severance and other benefits for 14 people. Total remaining cash outlays for the restructuring activities announced at the end of 2004 and in 2005 are expected to be EURO 0.2 million which we expect will be paid mostly during the first half of 2006.

OPERATING INCOME (LOSS)

Our operating income (loss) increased from an operating loss of EURO 5.5 million in the first quarter of 2005 to operating income of EURO 2.2 million in the first quarter of 2006. The operating loss for the first quarter of 2005 included the purchase accounting adjustment relating to the Datacon acquisition of EURO
2.8 million. The increase in our operating income in the first quarter of 2006 as compared to the first quarter of 2005 was due to increased net sales, increased gross margins, the absence of purchase accounting adjustments recorded in 2005 related to the Datacon acquisition and lower research and development expenses, partially offset by increased selling, general and administrative expenses.

INTEREST EXPENSE, NET

Interest expense, net amounted to EURO 0.6 million in the first quarter of 2005 as compared to interest expense, net of EURO 0.7 million in the first quarter of 2006. Increased interest expense in the first quarter of 2006 as compared to the first quarter of 2005 was due to EURO 0.2 million of higher interest expense associated with the 5.5% convertible notes due 2012 issued on January 28, 2005, or the Notes, partially offset by higher cash balances and higher interest rates thereon.

INCOME TAX BENEFIT

Income tax benefit was EURO 1.5 million in the first quarter of 2005 as compared to income tax expenses of EURO 0.4 million in the first quarter of 2006. The effective tax rate increased from 25.0% in the first quarter of 2005 to 27.3% in the first quarter of 2006. The effective tax rate for the first quarter of 2006 represents management's best estimate of the effective tax rate for the fiscal year ending December 31, 2006.

MINORITY INTEREST

Minority interest relates to our investment in Tooling Leshan Company Ltd. in Leshan, China, of which we own 87%.

NET INCOME (LOSS)

Our net income improved from a net loss of EURO 4.5 million in the first quarter of 2005 to net income of EURO 1.0 million in the first quarter of 2006. The net loss for the first quarter of 2005 included after tax purchase accounting adjustments of EURO 2.1 million relating to the Datacon acquisition. Net income
(loss) in the first quarter of 2006 as compared to the first quarter of 2005 increased due to increased net sales, increased gross margins, the absence of purchase accounting adjustments recorded in 2005 and lower research and development expenses, partially offset by increased selling, general and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

We had EURO 73.0 million and EURO 74.5 million in cash and cash equivalents at December 31, 2005 and March 31, 2006, respectively.

In general, we fund our consolidated operations through cash generated from operations and, in some instances through intercompany loans to our subsidiaries. Furthermore, to meet local financing needs, our subsidiaries in the Netherlands and abroad maintain lines of credit with various local commercial banks. The credit lines for the subsidiaries in the Netherlands are currently unsecured, except for pledges on the accounts of these subsidiaries with the banks that provide the facilities. The principal restrictive covenant contained in each Dutch line of credit is a solvency ratio, which generally is based on a ratio of each subsidiary's equity to its assets. Consistent with past practice, our Datacon subsidiary utilizes short-term bank lines of credit, long-term loans and government granted loans for export and research and development activities. Fico Tooling Leshan Company Ltd. in China, of which we own 87%, is partly financed by long-term loans issued by a local bank. Some of these loans are secured by a pledge of real property.

At March 31, 2006, we and our subsidiaries had available lines of credit aggregating EURO 27.3 million, under which EURO 3.9 million of short-term borrowings and EURO 10.2 million of long-term borrowings (including current portion of long-term debt of EURO 2.2 million) were outstanding. Amounts available to be drawn under the lines were further reduced by (i) EURO 1.1 million in outstanding bank guarantees and (ii) EURO 0.8 million for foreign exchange contracts. Interest is charged at the lenders' base lending rates plus an increment of 1.50%, except for certain borrowings of Datacon, for which interest rates vary between 1.50% and 4.50%, depending on the type of credit facility and currency utilized. All our credit facility agreements include covenants requiring us to maintain certain financial ratios. We, and all of our applicable subsidiaries, were in compliance with all loan covenants at March 31, 2006. On January 12, 2006, we replaced a line of credit of EURO 7.5 million with a new line of credit of EURO 5.0 million and a 3-year loan of EURO 6.0 million with an interest rate of 4.08% and maturity date of January 1, 2009.

The working capital requirements of our subsidiaries are affected by the receipt of periodic payments on orders from their customers. Although our subsidiaries occasionally receive partial payments prior to final installation, initial payments generally do not cover a significant portion of the costs incurred in the manufacturing of such systems.

Net cash used in operating activities was EURO 8.0 million and EURO 1.5 million in the first quarter of 2005 and 2006, respectively. The primary use of cash in operations in the first quarter of 2006 was increased working capital requirements of EURO 4.8 million, partially offset by net income of EURO 1.0 million and non-cash charges primarily for depreciation and amortization.

At March 31, 2006, our cash and cash equivalents totaled EURO 74.5 million and our total debt and capital lease obligations totaled EURO 86.2 million. At March 31, 2006, shareholders' equity stood at EURO 182.3 million.

Our capital expenditures were EURO 3.6 million and EURO 0.5 million in the first quarter of 2005 and 2006, respectively. We forecast capital expenditures to be approximately EURO 1.0 million in the second quarter of 2006.

In January 2005, we issued EURO 46 million aggregate principal amount of the Notes. The Notes mature seven years from the date of issue and carry an interest rate of 5.5% per annum, payable semi-annually on January 28 and July 28 of each year. The Notes initially convert into ordinary shares at a conversion price of EURO 5.1250. The Notes are scheduled to be repaid at maturity at a price of 100% of their principal amount plus accrued and unpaid interest. If the Notes are not converted, we may redeem the outstanding Notes at their principal amount at anytime after the date beginning four years from the date of issue provided that on the date of redemption the market value of our ordinary shares exceeds 130% of the then effective conversion price. The Notes were offered to institutional investors in the Netherlands and internationally to professional investors through an international private placement. Listing of the Notes on the official segment of the Stock Market of Euronext Amsterdam N.V. took place on January 28, 2005. The net proceeds from the issuance of the Notes were used for general corporate purposes, including working capital and capital expenditures.

On February 6, 2004, we sold the land and buildings in Duiven, the Netherlands in a sale and lease-back transaction for EURO 14.5 million in cash. At the date of the transaction, the net book value of the real estate sold was approximately equal to the selling price of the real estate. We granted the buyer a EURO 1.5 million loan which is payable in 2006. The loan is secured by a second mortgage on the land and buildings which were the subject of the sale and lease back transaction. The loan bears interest at a rate of 4.5% per annum. The transaction will be accounted for as a financing until the buyer repays the loan. Once the buyer repays the loan, our financial obligation and the related real estate assets will be eliminated from our financial statements. Settlement of this financial obligation will not result in a cash outflow.

We believe that our cash position, internally generated funds and available lines of credit will be adequate to meet our levels of capital spending, research and development and working capital requirements for at least the next twelve months.

MATERIAL DIFFERENCES BETWEEN U.S. GAAP AND IFRS

Beginning in 2005, the European Commission began to require companies that are quoted on a European stock market to publish their financial statements in accordance with the International Financial Reporting Standards, or IFRS. While we will continue publishing U.S. GAAP financial statements, we will also publish our consolidated financial statements in accordance with IFRS. Our unaudited consolidated financial statements included herein have been prepared in accordance with U.S. GAAP, which differ in certain significant respects from IFRS.

Our condensed consolidated financial information for the three months ended March 31, 2006 which were prepared in accordance with IFRS are available on our website at www.besi.com. This condensed consolidated financial information is not incorporated into this report. In addition, we are providing our website address for convenience and the information on our website is not incorporated into this report, nor any information that can be accessed through our website.

PART II. OTHER INFORMATION


ITEM 1 - LEGAL PROCEEDINGS

         None

ITEM 1 A - RISK FACTORS

     The following important factors, among others, could cause our actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management from time to time.

     OUR NET SALES AND RESULTS OF OPERATIONS DEPEND IN SIGNIFICANT PART ON ANTICIPATED DEMAND FOR SEMICONDUCTORS. DEMAND FOR SEMICONDUCTORS IS HIGHLY CYCLICAL AND THE SEMICONDUCTOR MARKET HAS RECENTLY EXPERIENCED A SIGNIFICANT AND SUSTAINED DOWNTURN

     Capital expenditures of our customers for semiconductor manufacturing equipment depend on the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, reduced prices and low net sales, and have regularly been associated with substantial reductions in capital expenditures for semiconductor facilities and equipment. Due to the lead times associated with the production of semiconductor equipment, a fall or rise in the level of sales of semiconductor equipment typically lags any downturn or recovery in the semiconductor market by approximately nine to twelve months. This cyclicality has had, and is expected to continue to have, a direct effect on our net sales, results of operations and backlog. Downturns in the industry can be severe and protracted and could continue to adversely affect our net sales, results of operations and backlog.

     OUR QUARTERLY NET SALES AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY

     Our quarterly net sales and operating results have varied in the past and may continue to fluctuate in the future. We believe that period-to-period comparisons of our operating results are not necessarily indicative of future operating results. Factors that have caused our operating results to fluctuate in the past and which are likely to affect our operations in the future include the following:

     -    the volatility of the semiconductor industry;

     - the length of sales cycles and lead-times associated with our product offerings;

     -    the timing, size and nature of our transactions;

     - the market acceptance of new products or product enhancements by us or our competitors;

     - the timing of new personnel hires and the rate at which new personnel become productive;

     -    the changes in pricing policies by our competitors;

     -    the changes in our operating expenses;

     -    the success of our research and development projects;

     -    our ability to integrate acquisitions;

     - our ability to adjust production capacity on a timely basis to meet customer demand; and

     -    the fluctuation of foreign currency exchange rates.

     Because of these factors, investors should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. In future periods, our results of operations could differ from estimates of public market analysts and investors. Such discrepancies could cause the market price of our securities to decline.

     OUR BACKLOG AT ANY PARTICULAR DATE MAY NOT BE INDICATIVE OF OUR FUTURE OPERATING RESULTS

     Our backlog amounted to EURO 57.0 million at March 31, 2006. During market downturns, semiconductor manufacturers historically have cancelled or deferred additional equipment purchases. The backlog at March 31, 2006 increased by 26.8% compared to backlog as of December 31, 2005. The orders in our backlog are subject to cancellation by the customer at any time upon payment of a negotiated charge. Because of the possibility of changes in delivery schedules, cancellations of orders and potential delays in product shipments, our backlog at any particular date may not be representative of actual sales for any succeeding period.

     Our current and future dependence on a small number of customers increases the revenue impact of each customer's delay or deferral activity. Our expense levels in future periods will be based, in large part, on our expectations regarding future revenue sources and, as a result, our operating results for any given period in which material orders fail to occur, are delayed or deferred could vary significantly.

     BECAUSE OF THE LENGTHY AND UNPREDICTABLE SALES CYCLE ASSOCIATED WITH OUR TRANSACTIONS, WE MAY NOT SUCCEED IN CLOSING TRANSACTIONS ON A TIMELY BASIS, IF AT ALL, WHICH COULD ADVERSELY AFFECT OUR NET SALES AND OPERATING RESULTS

     Transactions for our products often involve large expenditures, as the average selling price for a substantial portion of the equipment we offer exceeds EURO 300,000. The sales cycles for these transactions are often lengthy and unpredictable. Factors affecting the sales cycle include:

     -    customers' capital spending plans and budgetary constraints;

     -    the timing of customers' budget cycles; and

     -    customers' internal approval processes.

     These lengthy sales cycles may cause our net sales and results of operations to vary from period to period and it may be difficult to predict the timing and amount of any variations.

     We may not succeed in closing large transactions on a timely basis or at all, which could cause significant variability in our net sales and results of operations for any particular period.

     A LIMITED NUMBER OF CUSTOMERS HAVE ACCOUNTED FOR A SIGNIFICANT PERCENTAGE OF OUR NET SALES, AND OUR FUTURE NET SALES COULD DECLINE IF WE CANNOT KEEP OR REPLACE THESE CUSTOMER RELATIONSHIPS

     Historically, a limited number of our customers has accounted for a significant percentage of our net sales. In 2005, our three largest customers accounted for approximately 27% of our net sales, with the largest customer accounting for approximately 10.6% of our net sales. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of customers. In addition, we anticipate that the identity of such customers will continue to vary from year to year, so that the achievement of our long-term goals will require the maintenance of relationships with our existing clients and obtaining additional customers on an ongoing basis. Our failure to enter into, and realize revenue from a sufficient number of contracts during a particular period could have a significant adverse effect on our net sales.

     WE MAY FAIL TO COMPETE EFFECTIVELY IN OUR MARKET

     We face substantial competition from established companies, based primarily in Japan, various other Pacific Rim countries and the United States, many of which have greater financial, engineering, research and development, manufacturing and marketing resources than we do. We believe that once a semiconductor manufacturer has decided to buy semiconductor assembly equipment from a particular vendor, the manufacturer often continues to use that vendor's equipment in the future. Accordingly, it is often difficult to achieve significant sales to a particular customer once another vendor's products have been installed. Furthermore, some companies have historically developed, manufactured and installed back-end assembly equipment internally, and it may be difficult for us to sell our products to these companies.

     Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited. We believe that the limited growth of the Japanese semiconductor industry in recent years has caused our Japanese competitors to intensify their efforts to export their products to other areas of the world, particularly other countries in Asia. As a result, competition in these markets has become increasingly intense. We believe that Japanese suppliers will be our most significant competitors for the foreseeable future due to their strength in the supply of equipment for high-volume, low cost production and their high levels of excess capacity relative to other suppliers.

     We believe that a decrease in the value of the Japanese yen or the U.S. dollar and U.S. dollar-linked currencies in relation to the euro could lead to intensified price-based competition in our markets resulting in lower prices and margins and could have a negative impact on our business and results of operations.

     We believe that our ability to compete successfully in our markets depends on a number of factors both within and outside our control, including:

     -    price, product quality and system performance;

     -    ease of use and reliability of our products;

     - manufacturing lead times, including the lead times of our subcontractors;

     -    cost of ownership;

     -    success in developing or otherwise introducing new products; and

     -    market and economic conditions.

     COMPLIANCE WITH INTERNAL CONTROLS, PROCEDURES AND EVALUATIONS AND ATTESTATION REQUIREMENTS MAY BE VERY COSTLY AND RESULT IN THE IDENTIFICATION OF SIGNIFICANT DEFICIENCIES OR MATERIAL WEAKNESSES

     Beginning with the fiscal year ended December 31, 2006, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required, as a foreign private issuer, to perform an evaluation of our internal controls over financial reporting and have our independent auditor publicly disclose its conclusions regarding such evaluation. We are establishing procedures in order to comply with Section 404 in the timeframe permitted under the regulations of the Securities and Exchange Commission, although as of the date of this filing we have not yet finalized these procedures. We expect that establishing procedures and ensuring compliance with these requirements will be expensive and time-consuming. If we fail to complete these procedures and the required evaluation in a timely manner, or if our independent auditor cannot attest to our evaluation in a timely manner, we could be subject to regulatory review and penalties which may result in a loss of public confidence in our internal controls. In addition, we may uncover significant deficiencies or material weaknesses in our internal controls. Measures taken by us to remedy these issues may require significant effort and expense, as well as the commitment of significant managerial resources. Each of these circumstances may have an adverse impact on our business, financial condition and results of operations or on our share price.

     WE MUST INTRODUCE NEW PRODUCTS IN A TIMELY FASHION AND WE ARE DEPENDENT UPON MARKET ACCEPTANCE OF THESE PRODUCTS

     Our industry is subject to rapid technological change and new product introductions and enhancements. The success of our business strategy and results of operations are largely based upon accurate anticipation of customer and market requirements. Our ability to implement our overall strategy and remain competitive will depend in part upon our ability to develop new and enhanced products and to introduce them at competitive price levels. We must also accurately forecast commercial and technical trends in the semiconductor industry so that our products provide the functions required by our customers and are configured for use in their facilities. We may not be able to respond effectively to technological changes or to specific product announcements by competitors. As a result, the introduction of new products embodying new technologies or the emergence of new industry standards could render our existing products uncompetitive from a pricing standpoint, obsolete or unmarketable.

     Although we expect to continue to introduce new products in each of our product lines and enhance our existing products, we cannot assure you that we will be successful in developing new or enhanced products in a timely manner or that any new or enhanced products that we introduce will achieve market acceptance, which could have an adverse impact on our business and results of operations.

     WE ARE LARGELY DEPENDENT UPON OUR INTERNATIONAL OPERATIONS

     We have manufacturing and/or sales and service facilities and personnel in, amongst others, the Netherlands, Austria, Germany, Hungary, Malaysia, Korea, Hong Kong, Singapore, Japan, China, Philippines and the United States, and our products are marketed, sold and serviced worldwide. Our operations are subject to risks inherent in international business activities, including, in particular:

     -    general economic and political conditions in each country;

     -    the overlap of different tax structures;

     -    management of an organization spread over various countries;

     - currency fluctuations, which could result in increased operating expenses and reduced revenues;

     - greater difficulty in accounts receivable collection and longer collection periods;

     - unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations; and

     - import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

     In addition, each region in the global semiconductor equipment market exhibits unique characteristics that can cause capital equipment investment patterns to vary significantly from period to period.

     WE ARE DEPENDENT ON NET SALES FROM CUSTOMERS IN VARIOUS PACIFIC RIM COUNTRIES WHO HAVE EXPERIENCED ECONOMIC DIFFICULTIES IN THE PAST

     A substantial portion of our net sales are derived from customers in various Pacific Rim countries. Many Pacific Rim countries experienced banking and currency difficulties that have led to economic recessions at times in the recent past. Specifically, fluctuations in the value of Korean and Southeast Asian currencies, together with difficulties in obtaining credit, has resulted periodically in a decline in the purchasing power of our Korean and Southeast Asian customers and has resulted in the cancellation or delay of orders for our products from Korean and Southeast Asian customers. In addition, if Japan's economy were to weaken again, investments by Japanese customers may be negatively affected with potential negative implications for the economies of other Pacific Rim countries.

     OUR RESULTS OF OPERATIONS HAVE IN THE PAST AND COULD IN THE FUTURE BE AFFECTED BY CURRENCY EXCHANGE RATE FLUCTUATIONS

     For the year ended December 31, 2005, the percentage of our consolidated net sales denominated in euro was approximately 47% whereas the percentage of our consolidated net sales represented by U.S. dollars or U.S. dollar-linked currencies was approximately 53%. Approximately 75% of our costs and expenses were denominated in euro for such year. For the quarter ended March 31, 2006, the percentage of our consolidated net sales denominated in euro was approximately 45% whereas the percentage of our consolidated net sales represented by U.S. dollars or U.S. dollar-linked currencies was approximately 55%. As a result, our results of operations could be adversely affected by fluctuations in the value of the euro against the U.S. dollar. In recent periods, the value of the U.S. dollar has declined significantly in comparison with the euro. We seek to manage our exposure to such fluctuations in part by hedging firmly committed sales contracts denominated in U.S. dollars. While management will continue to monitor our exposure to currency fluctuations and may use financial hedging instruments to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not have an adverse effect on our results of operations or financial condition.

     IF WE FAIL TO CONTINUE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, OUR BUSINESS MAY BE HARMED

     Our future operating results depend in significant part upon the continued contribution of our senior executive officers and key employees, including a number of specialists with advanced university qualifications in engineering, electronics and computing. In addition, our business and future operating results depend in part upon our ability to attract and retain other qualified management, technical, sales and support personnel for operations. We believe that our ability to increase our manufacturing capacity and that of our subsidiaries has from time to time been constrained by the limited number of such skilled personnel. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. The loss of any key executive or employee or the inability to attract and retain skilled executives and employees as needed could adversely affect our business, financial condition and results of operations.

     WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD MAKE US LESS COMPETITIVE AND CAUSE US TO LOSE MARKET SHARE

     Although we seek to protect our intellectual property rights through patents, trademarks, copyrights, trade secrets and other measures, we cannot assure you that we will be able to protect our technology adequately, that our competitors will not be able to develop similar technology independently, that any of our pending patent applications will be issued, or that intellectual property laws will protect our intellectual property rights. In addition, we operate internationally and intellectual property protection varies among the jurisdictions in which we conduct business. Litigation may be necessary in order to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business and operating results. In addition, third parties may seek to challenge, invalidate or circumvent any patent issued to us, the rights granted under any patent issued to us may not provide competitive advantages and third parties may assert that our products infringe patent, copyright or trade secrets of such parties. Furthermore, third parties may independently develop similar products or duplicate our products. If any party is able to successfully claim that our creation or use of proprietary technology infringes upon their intellectual property rights, we may be forced to pay damages. In addition to any damages we may have to pay, a court could require us to stop the infringing activity or obtain a license which may not be available on terms which are favorable to us or may not be available at all.


     WE ARE SUBJECT TO ENVIRONMENTAL RULES AND REGULATIONS IN A VARIETY OF JURISDICTIONS

     We are subject to a variety of governmental regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our manufacturing processes. Environmental claims or the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use or adequately restrict the discharge of hazardous substances could subject us to future liabilities.

     WE MAY ACQUIRE OR MAKE INVESTMENTS IN COMPANIES OR TECHNOLOGIES, ANY OF WHICH COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES, INCREASE OUR EXPENSES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

     As part of our future growth strategy, we may from time-to-time acquire or make investments in companies and technologies. We could face difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. In addition, these acquisitions may disrupt our ongoing operations, divert management resources and attention from day-to-day activities, increase our expenses and adversely affect our results of operations. In addition, these types of transactions often result in charges to earnings for items such as the amortization of intangible assets or in-process research and development expenses. Any future acquisitions or investments in companies or technologies could involve other risks, including the assumption of additional liabilities, dilutive issuances of equity securities, the utilization of our cash and the incurrence of debt.

     WE ARE SUBJECT TO PROVISIONS OF DUTCH LAW, WHICH MAY RESTRICT THE ABILITY OF OUR SHAREHOLDERS TO PARTICIPATE IN SOME DECISIONS

     We are subject to provisions of Dutch law applicable to large companies that, together with some provisions of our Articles of Association, have the effect of concentrating control over significant corporate decisions and transactions in the hands of the Supervisory Board. Under this regime, the Supervisory Board has the power to appoint and dismiss the members of the Board of Management. The members of the Supervisory Board are appointed by the General Meeting of Shareholders, but the Supervisory Board may provide binding nominations for the majority of the members to be appointed. Consequently, this regime may have the effect of delaying or preventing a takeover attempt, including a takeover attempt that might result in a premium over the market price for our ordinary shares.

     ANTI-TAKEOVER PROVISIONS COULD DELAY OR PREVENT A CHANGE OF CONTROL, INCLUDING A TAKEOVER ATTEMPT THAT MIGHT RESULT IN A PREMIUM OVER THE MARKET PRICE FOR OUR ORDINARY SHARES

     Our Articles of Association provide for the possible issuance of preference shares. Such shares may be issued pursuant to a resolution of the General Meeting of Shareholders. The General Meeting of Shareholders granted the Board of Management the right to issue preference shares. In April 2000, we established the foundation "Stichting Continuiteit BE Semiconductor Industries", which we refer to as the Foundation, whose board consists of five members, four of whom are independent of BE Semiconductor Industries N.V. We have granted the Foundation a call option pursuant to which the Foundation may purchase up to 80,000,000 preference shares. If the Foundation were to exercise the call option, it may result in delaying or preventing a takeover attempt, including a takeover attempt that might result in a premium over the market price for our ordinary shares.

     WE MAY IN THE FUTURE BE CONSIDERED A PASSIVE FOREIGN INVESTMENT COMPANY

     The U.S. Internal Revenue Code of 1986, as amended, contains special rules relating to passive foreign investment companies, or PFICs. A U.S. holder who owns stock in a PFIC generally is subject to adverse tax consequences under these rules. These rules do not apply to non-U.S. holders. A company is treated as a PFIC if at least 75% of its gross income for a taxable year consists of "passive income", defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets that produce or are held for the production of passive income, including cash balances, is at least 50%. There can be no assurance that we will in future years have sufficient revenues from product sales or sufficient non-passive assets to avoid becoming a PFIC.

     If we were classified as a PFIC, unless a U.S. holder made a timely specific election, a special tax regime would apply to any "excess distribution", which would be the U.S. holder's share of distributions in any year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding years or the U.S. holder's holding period, if shorter, and any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over the U.S. holder's holding period for the ordinary shares. A U.S. holder will generally be required to pay taxes on the amount allocated to a year at the highest marginal tax rate and pay interest on the prior year's taxes. A U.S. holder may be able to ameliorate the tax consequences somewhat by making a mark-to-market election, or QEF election, that is, an election to have us treated as a qualified electing fund for U.S. federal income tax purposes. You should consult your tax advisor regarding the tax consequences of our classification as a PFIC.

     PRICE VOLATILITY OF THE ORDINARY SHARES

     The current market price of our ordinary shares may not be indicative of prices that will prevail in the trading market in the future. In particular, since our initial public offering in December 1995, the market price of our ordinary shares has experienced significant appreciation and, more recently, significant depreciation, as have price levels for equity securities generally and price levels for equity securities of companies associated with the semiconductor industry and other high-technology fields. In addition, since our initial public offering, the market price of our ordinary shares has experienced significant fluctuations, including fluctuations that are unrelated to our performance. We expect that market price fluctuations will continue in the future.

ITEM 2 - SALES OF UNREGISTERED SECURITIES AND USE OF PROCEEDS

     None

ITEM 3 - DEFAULTS ON SENIOR SECURITIES

     None

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     On March 22, 2006, we held our Annual General Meeting of Shareholders. At the meeting, where 7,366,290 ordinary shares were represented, the following matters were presented to and voted upon by our shareholders.

     1) The annual accounts for the year ended December 31, 2005 were adopted by a unanimous vote of all shares casting votes at the meeting.

     2) The conduct of, and actions taken by the members of the Board of Management during the year ended December 31, 2005, were approved and ratified. The votes were cast as follows: 5,632,740 ordinary shares voted for the proposal and 1,733,550 ordinary shares abstained from voting.

     3) The conduct of, and actions taken by the members of the Supervisory Board with respect to their supervision of the activities of the management board were approved and ratified. The votes were cast as follows: 5,632,740 ordinary shares voted for the proposal and 1,733,550 ordinary shares abstained from voting.

     4) Our Supervisory Board member Mr W. Maris retired at the annual meeting of 2006, as a result of which one vacancy arose. A proposal to re-appoint Mr W. Maris for four years was approved. The votes were cast as follows: 5,382,035 ordinary shares voted for the proposal and 1,984,255 ordinary shares abstained fom voting.

     5) A proposal to authorize the Board of Management for a period of one year, running from May 14, 2007 until May 14, 2008, to pass a resolution, subject to approval from the Board of Supervisory
          Directors: (i) on the issue of ordinary shares and on the granting of options of ordinary shares for a maximum of 20% of the number of ordinary shares comprised in the authorised capital according to the Articles of Association of the Company as they read at the time of the issue or grant, as well as (ii) on the exclusion or restriction of the pre-emptive right of ordinary shares with respect to the maximum number of ordinary shares as described above, was approved. The votes were cast as follows: 5,338,785 ordinary shares voted for the proposal and 2,027,509 ordinary shares voted against the proposal.

     6) A proposal to extend the period for which the power was conferred on the Board of Management to pass a resolution, subject to approval from the Board of Supervisory Directors, on the issuance of preference shares and on the granting of rights to subscribe for preference shares in the authorized capital according to the Articles of Association of the Company as they read at the time of the relevant issuance or granting of rights, by one year was approved. The votes were cast as follows: 5,169,881 ordinary shares voted for the proposal and 2,196,409 ordinary shares voted against the proposal.

     7) A proposal authorizing the Board of Management, for a limited period of time, to repurchase on our behalf, within the limits set by our Articles of Association, our ordinary shares up to the maximum number allowed at that moment in time pursuant to Section 98 paragraph 2 Book 2 of the Civil Code was approved by a unanimous vote of all shares casting votes at the meeting.

     8) A proposal to pass a resolution on the appointment of Ernst & Young as our auditor was approved by a unanimous vote of all shares casting votes at the meeting.


ITEM 5 - OTHER INFORMATION

     None